UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

POLY SHIELD TECHNOLOGIES INC.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731676 102

 (CUSIP Number)

RASMUS NORLING
103 De Diego Ave
Apt. 601
San Juan, Puerto Rico
(800) 648-4287

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731676 102

1.	Names of Reporting Person: PAER TOMAS RASMUS NORLING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instructions):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

6.	Citizenship or Place of Organization:	Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	56,700,000 shares of common stock

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	56,700,000 shares of common stock

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,700,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	57.9%

14.	Type of Reporting Person (See Instructions):	IN

CUSIP No. 731676 102

This Schedule 13D/A (Amendment No. 4) is being filed by PAER TOMAS RASMUS (RASMUS) NORLING (the “Reporting Person”) relating to Shares of Common Stock, par value $0.001 per share, of POLY SHIELD TECHNOLOGIES INC. (the “Issuer”) having its principal executive offices located at 151 San Francisco St., Suite 201, San Juan, PR 00901.

This Schedule 13D/A (Amendment No. 4) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on March 5, 2013, and as amended March 19, 2014, June 5, 2014 and June 27, 2014.  Except as specifically amended hereby and as previously amended by the Reporting Person, the disclosure set forth in the Schedule 13D of the Reporting Person shall remain unchanged.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities(1)	Percentage of Class
Common Stock	56,700,000 Shares of Common Stock (direct)(2)	57.9%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Schedule 13D Statement. As of August 4, 2014, there were 87,995,005 shares of Common Stock issued and outstanding.

(2)	Includes warrants to acquire 10,000,000 shares of Common Stock at an exercise price of $1.00 per share until March 7, 2017.
(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Amendment No. 4 to the Reporting Person’s Information Statement on Schedule 13D/A, except for the following privately negotiated transactions whereby the Reporting Person disposed of an aggregate of 4,900,000 shares of the Company's common stock:

Date of Sale	Shares Disposed of	Price per Share
June 25, 2014	400,000	Gift
June 25, 2014	500,000	Gift
August 4, 2014	4,000,000	$0.50

CUSIP No. 731676 102

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares other than the Reporting Person.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 28, 2014, the Reporting Person entered into a letter agreement with KF Business Ventures, LP, (“KFBV”) whereby KFBV agreed to purchase an aggregate of 8,000,000 shares in the Common Stock of the Issuer from the Reporting Person at a price of $0.50 per share.  Closing of the sale to KFBV is to occur in two installments.  The first installment of 4,000,000 shares sold to KFBV occurred on August 4, 2014.  The second installment of 4,000,000 shares to be sold to KFBV for an additional $2,000,000 is expected to occur on November 3, 2014.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1.             Technology Transfer Agreement dated March 10, 2014 between Rasmus Norling and Poly Shield Technologies Inc., previously filed as an exhibit to the Issuer’s Form 8-K filed March 12, 2014 and incorporated by reference herein.

2.             Management Consulting Agreement dated March 10, 2014 between Rasmus Norling and Poly Shield Technologies Inc., previously filed as an exhibit to the Issuer’s Form 8-K filed March 12, 2014 and incorporated by reference herein.

3.             Letter Agreement dated July 28, 2014 between Rasmus Norling and KF Business Ventures, LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2014
Date
/s/ Rasmus Norling
Signature
RASMUS NORLING
Name/Title

KF BUSINESS VENTURES, LP

10866 Wilshire Boulevard, Suite 1500
Los Angeles, California 90066

July 28, 2014

Paer Tomas Rasmus Norling

Gallery Plaza

103 De Diego Avenue, Apartment #601

Buzon 607

San Juan, Puerto Rico 00911

Re: Purchase and Sale of Shares of Poly Shield Technologies, Inc.

Dear Rasmus,

This letter agreement (this “Agreement”) set forth the terms of the agreement between KF Business Ventures, LP, a California limited partnership (“Buyer”), and Paer Tomas Rasmus Norling, an unmarried individual  (“Seller”), regarding the following:

1.

Sale and Purchase of Shares. Upon the terms and subject to the conditions contained in this Agreement, Buyer shall purchase and accept from Seller, and Seller shall sell and transfer to Buyer, (i) four million (4,000,000) shares of common stock of Poly Shield Technologies, Inc., a Nevada corporation (the “Company”), par value $0.001 per share (the “First Installment Shares”), for a purchase and sale price in the amount of Two Million Dollars ($2,000,000,00) (the “First Installment Price”), payable in immediately available funds at the First Closing (as hereinafter defined), and (ii) four million (4,000,000) shares of common stock of the Company, par value $0.001 per share (the “Second Installment Shares”; and together with the First Installment Shares, collectively, the “Shares”), for a purchase and sale price in the amount of Two Million Dollars ($2,000,000,00) (the “Second Installment Price”), payable in immediately available funds at the Second Closing (as hereinafter defined), in each instance free and clear of all liens, security interests, pledges, claims, encumbrances, adverse interests and restrictions of every kind and nature (other than transfer restrictions applicable to Buyer as an affiliate of the Company).

2.

Representations and Warranties of Seller. In order to induce Buyer to enter into this Agreement and purchase the Shares pursuant hereto, Seller hereby represents and warrants to Buyer, as follows, as of the date of this Agreement and on the First Closing Date as to the First Installment Shares and on the Second Closing Date as to the Second Installment Shares, with full knowledge that Buyer will be relying thereon:

A.

Seller is the sole owner of the Shares, free and clear of all liens, security interests, pledges, claims, encumbrances, adverse interests and restrictions of every kind and nature (other than transfer restrictions applicable to Buyer as an affiliate of the Company);

B.

The Shares are duly authorized, validly issued, fully paid and nonassessble, free and clear of all liens or restrictions imposed by the Company other than restrictions on transfer applicable to Buyer as an affiliate of the Company;

C.

Upon transfer of the Shares to Buyer by Seller as contemplated by this Agreement, Buyer will receive from Seller good and marketable title to the Shares, free and clear of all liens, security interests, pledges, claims, encumbrances, adverse interests and restrictions of every kind and nature (other than transfer restrictions applicable to Buyer as an affiliate of the Company);

D.

Seller has full right, power and authority to sell and transfer the Shares to Buyer pursuant to this Agreement;

E.

The execution, delivery and performance of this Agreement by Seller and the other documents which Seller is a party delivered or to be delivered pursuant hereto, the sale and transfer of the Shares by Seller to Buyer pursuant hereto and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s articles of incorporation or bylaws, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the Shares, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, debt or other instrument or other understanding to which Seller is a party or by which any of the Shares is bound or affected, or (iii) to Seller’s knowledge, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Seller or the Company is subject (including federal and state securities laws and regulations), or by which any of the Shares is bound or affected; and

F.

This Agreement and each other documents which Seller is a party delivered or to be delivered pursuant hereto has been (or upon delivery will have been) duly executed by Seller and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of Seller enforceable against Seller in accordance with its terms, (i) except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) except as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.

Representations and Warranties of Buyer. In order to induce Seller to enter into this Agreement and sell the Shares to Buyer pursuant hereto, Buyer hereby represents and warrants to Seller, as follows, as of the date of this Agreement and on the First Closing Date as to the First Installment Shares and on the Second Closing Date as to the Second Installment Shares, with full knowledge that Seller will be relying thereon:

A.

Buyer is, and will be at Closing, an “accredited investor” as defined in Rule 501(a)(3) or (a)(8) under the Securities Act;

B.

Buyer understands that the Shares are “restricted securities” and have not been registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder  (the “Securities Act”), or any applicable state securities law and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of the Shares in violation of the Securities Act or any applicable state securities;

C.

Buyer acknowledges that an investment in the Company is highly speculative, and involves a high degree of risk as the Company is in the early stages of developing its business, and may require substantial funds in addition to those presently available to it, and that only persons who can afford the loss of their entire investment should consider investing in the Company.  Buyer is an investor in securities of businesses in the development stage and acknowledges that Buyer is able to fend for itself, can bear the economic risk of Buyer's investment, and has such knowledge and experience in financial and business matters such that Buyer is capable of evaluating the merits and risks of an investment in the Company’s securities as contemplated in this Agreement.

D.

Buyer understands that the Shares will be characterized as "restricted securities" under the Securities Act as they are being acquired from an affiliate of the Company in a transaction not involving a public offering and that, under the Securities Act and the regulations promulgated thereunder, such securities may be resold without registration under the Securities Act only in certain limited circumstances; Buyer is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

E.

Buyer is an entity duly incorporated or formed, validly existing and in good standing under the laws of California with full right, partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement and performance by the Buyer of the transactions contemplated by this Agreement have been duly authorized by all necessary partnership action on the part of Buyer.

F.

The execution, delivery and performance of this Agreement by Buyer and the other documents which Buyer is a party delivered or to be delivered pursuant hereto, the purchase and acceptance of the Shares by Buyer pursuant hereto and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not (i) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, debt or other instrument or other understanding to which Buyer is a party, or (ii) to Buyer’s knowledge, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Buyer is subject; and

G.

This Agreement and each other documents which Buyer is a party delivered or to be delivered pursuant hereto has been (or upon delivery will have been) duly executed by Buyer and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, (i) except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) except as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.

Closings.

A.

First Closing.  The consummation of the purchase and sale of the First Installment Shares as contemplated hereunder (the “First Closing”) shall take place at 10:00 A.M., Pacific Time, on August 4, 2014 (the “First Closing Date”), in escrow through Buyer’s legal counsel, Kopple & Klinger LLP, Attention: Richard P. Ayles, Esquire, 10866 Wilshire Boulevard, Suite 1500, Los Angeles, California 90024 (“Escrow Agent”). Seller acknowledges that Escrow Agent is affiliated with the controlling principal of Buyer, Robert C. Kopple. Prior to the First Closing, Seller shall deposit in escrow with Escrow Agent (i) an original certificate evidencing the First Installment Shares issued in the name of Seller, (ii) a separate stock power transferring the First Installment Shares to Buyer, duly executed by Seller with medallion signature guarantee affixed thereon, in the form required by Transfer Agent (“Transfer Agent”), (iii) funds sufficient to pay all documentary and/or transfer taxes, if any, applicable to the transfer of the First Installment Shares by Seller to Buyer, and (iv) any other documents reasonably required by the Transfer Agent to register the transfer of the First Installment Shares to Buyer on share registry of the Company (the “Seller’s First Installment Transfer Documents”), which will be held in escrow by Escrow Agent in accordance with the terms of this Agreement. Upon Escrow Agent’s receipt of Seller’s First Installment Transfer Documents, or the First Closing Date, whichever occurs later, Buyer shall pay the First Installment Price by wire transfer of immediately available funds (the “Wire Transferred First Installment Funds”) to an account in the name of Seller located in the United States of America designated in written notice given by Seller to Buyer and Escrow Agent prior to Closing (the “Seller’s Designated Account”). Upon Escrow Agent’s receipt of written confirmation by the sending bank (including identifying federal wire confirmation number) that the Wire Transferred First Installment Funds have been sent to Seller’s Designated Account, Escrow Agent shall release from escrow and deliver to or for the account of Buyer the Seller’s First Installment Transfer Documents. Seller and Buyer each shall execute such further instructions and confirmations concerning the subject matter of the escrow of the Seller’s First Installment Transfer Documents as Escrow Agent may reasonably request from time to time.

B.

Second Closing.  The consummation of the purchase and sale of the Second Installment Shares as contemplated hereunder (the “Second Closing”) shall take place at 10:00 A.M., Pacific Time, on November 3, 2014 (the “Second Closing Date”), in escrow through Escrow Agent. Prior to the Second Closing, Seller shall deposit in escrow with Escrow Agent (i) an original certificate evidencing the Second Installment Shares issued in the name of Seller, (ii) a separate stock power transferring the Second Installment Shares to Buyer, duly executed by Seller with medallion signature guarantee affixed thereon, in the form required by Transfer Agent, (iii) funds sufficient to pay all documentary and/or transfer taxes, if any, applicable to the transfer of the Second Installment Shares by Seller to Buyer, and (iv) any other documents reasonably required by the Transfer Agent to register the transfer of the Second Installment Shares to Buyer on share registry of the Company (the “Seller’s Second Installment Transfer Documents”), which will be held in escrow by Escrow Agent in accordance with the terms of this Agreement. Upon Escrow Agent’s receipt of Seller’s Second Installment Transfer Documents, or the Second Closing Date, whichever occurs later, Buyer shall pay the Second Installment Price by wire transfer of immediately available funds (the “Wire Transferred Second Installment Funds”) to Seller’s Designated Account. Upon Escrow Agent’s receipt of written confirmation by the sending bank (including identifying federal wire confirmation number) that the Wire Transferred Second Installment Funds have been sent to Seller’s Designated Account, Escrow Agent shall release from escrow and deliver to or for the account of Buyer the Seller’s Second Installment Transfer Documents. Seller and Buyer each shall execute such further instructions and confirmations concerning the subject matter of the escrow of the Seller’s Second Installment Transfer Documents as Escrow Agent may reasonably request from time to time.

5.

Further Assurances. Each party shall execute and/or deliver to the other party such other agreements, certificates, instruments and other documents, and shall take such other actions, as the other party may reasonably request from time to time to consummated the transactions and perfect the transfer of the Shares to Buyer as contemplated by this Agreement. withholding requirements, if any, in respect to the Price to be paid to Seller under applicable laws.

6.

Survival.  All representations, warranties and covenants contained in this Agreement shall survive the consummation of the purchase and sale of the Shares pursuant hereto.

7.

Governing Law and Dispute Resolution.

A.

This Agreement, the rights, obligations and remedies of the parties hereunder and all controversies and claims under, arising from or related to this Agreement, the validity hereof or the transactions contemplated hereby shall be governed by and construed in accordance with the internal laws of the State of California, without reference to its principles of conflict of laws.

B.

Any action, suit or other proceeding under, arising from or related to this Agreement, the validity hereof or the transactions contemplated hereby shall be conducted only in Los Angeles County, California, and each party hereby irrevocably consents and submits to the personal jurisdiction of, and venue in, the federal and state courts located in Los Angeles County, California, in any such any action, suit or other proceeding. EACH PARTY HEREBY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER PROCEEDING UNDER, ARISING FROM OR RELATED TO THIS AGREEMENT, THE VALIDITY HEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY, TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAWS.

C.

The prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs incurred in any action, suit or other proceeding under, arising from or related to this Agreement, the validity hereof or the transactions contemplated hereby, in addition to any other relief to which such party may be entitled. Except as otherwise expressly provided in the preceding sentence, each party shall bear all costs and expenses, including, without limitation, attorneys’ fees and cost, incurred by such party in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby.

8.

Miscellaneous Provisions.

A.

This Agreement contains the entire understanding of the parties, and shall supersede and replace any and all prior communications, writings and agreements, whether oral or written, with respect to the subject matter hereof.

B.

This Agreement and the respective rights and obligations of the parties hereunder shall be binding upon and inure to the benefit of the parties and their respective heirs, devisees, representatives, successors and assigns. This Agreement may be amended only by written instrument executed by a duly authorized representative of each party.

C.

No waiver of any rights, obligations or remedies under this Agreement or of any objection to any act or omission connected therewith shall be claimed by any party, or be deemed to constitute a consent to the continuation of any such act or omission or any other act or omission, unless in writing signed by the party against whom enforcement of such waiver or consent is sought.

D.

If any provision, clause or application of this Agreement is invalid or unenforceable for any reason, this Agreement shall remain binding and in full force and effect to the maximum extent permitted under applicable laws, except for such invalidated or unenforceable provision, clause or application.

E.

The parties agree that no presumption shall be applied in any interpretation of this Agreement that the terms hereof shall be more strictly construed against one party by reason of any rule of construction that a document is to be construed more strictly against the party who prepared the same, whether through such party’s legal counsel or otherwise.

F.

The section headings contained in this Agreement are solely for the purpose of convenience and shall neither be deemed a part of this Agreement nor be used in any interpretation hereof. As used in this Agreement, the masculine gender shall be construed to include the feminine and neuter genders, and the singular shall be construed to include the plural, and vice versa, where required by the context.

G.

This Agreement may be executed in one or more original or facsimile or other digital counterparts executed by a party and delivered personally or by facsimile or other electronic transmission to the other party, which shall be effective when so executed and delivered by all parties, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

If this letter correctly sets forth our agreement regarding the transactions described above, please sign and return a copy of this letter to the undersigned to indicate your agreement.

Very truly yours,

KF BUSINESS VENTURES, LP

By:  KOPPLE FINANCIAL, INC.,

Its General Partner

By: /s/ Robert C. Kopple

Robert C. Kopple, Its President

READ AND AGREED:

/s/ Rasmus Norling

PAER TOMAS RASMUS NORLING